UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Notice of Record Date

Woori Financial Group Inc. (“Woori Financial Group”) announced that May 6, 2026 will be the record date for the determination of (i) the shareholders who have the right to oppose the comprehensive share exchange between Woori Financial Group and TONGYANG Life Insurance Co., Ltd. (“Tongyang Life Insurance”) that will proceed as a small-scale share exchange (the “Share Exchange”) and (ii) the shareholders entitled to vote at a shareholders’ meeting to take place in order to approve the Share Exchange if shareholders owning more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the Share Exchange, and Woori Financial Group intends to proceed with the share exchange pursuant to the ordinary procedures of Article 360-3, Paragraph 1 of the Korean Commercial Code. May 6, 2026 will also be the record date with respect to holders of Woori Financial Group’s American Depositary Shares.

Please refer to the relevant announcement on Woori Financial Group’s website for details regarding the Share Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President